Exhibit 99.1

ABILITY INC.

(“Company”)

Semi-Annual Statement for the Period ended on June 30, 2021

The Company is a “Small Corporation”, within the meaning of this term in Regulation 5c of the 1970 Securities Regulations (Periodic and Immediate Statements) (Herein: Statement Regulations). In reference to the benefits given to Small Corporations pursuant to the Statement Regulations, the Company’s Board decided to adopt all the benefits approved for Small Corporations pursuant to the Statement Regulations, insofar as they are relevant to the Company, as specified in the immediate statement published by the Company on Jan. 1, 2020 (ref. no. 2020-01-0006000, as included in this Statement by way of reference.

Table of Contents

Chapter A	Board Report on Status of Company Affairs

Chapter B	Interim Condensed & Consolidated Financial Statements as of June 30, 2021

Chapter C	Executive Declarations Pursuant to Regulation 38c(d) of the 1970 Securities Regulations (Periodic and Immediate Statements)

Chapter A

Board of Directors Report on Status of Company Businesses for the Period Ended on June 30, 2021

The Company’s Board of Directors is honored to submit the Board Report on the status of the affairs of Company and its subsidiaries (herein: Group) for the six-month period ending on June 30, 2021 (herein: Reporting Period), pursuant to Regulation 48 of the 1970 Securities Regulations (Periodic and Immediate Statements) (herein: Statement Regulations).

The Board Report is narrow in scope and is drawn with the assumption that its readers have the 2020 Periodic Statement, as published by the Company on March 29, 2021 (ref. no.: 2021-02-049623) (Herein: 2020 Periodic Statement), the text of which is included in this Report by way of reference.

1.	Events and Changes in the Status of the Company’s Businesses

The following is specification on significant events and changes in the status of the Company’s businesses during the Reporting Period:

1.1.	Covid-19 Pandemic and the Company’s Newfound Cash Flow Difficulties

For specification on the impact of the Coronavirus crisis, see Note 1.c.1 to the Financial Statements as of June 30, 2021.

Due to the Coronavirus crisis, on May 26, 2021 the Company notified that it had cash flow difficulties as specified in the expansion of the Immediate Statement of the Company, on the same date (ref. no.: 2021-01-090231), which is included herein by way of reference.

As part of the Company’s efforts to reduce its expenses, the Company’s management lowered the wages of Company employees and even dismissed some thereof. Moreover, the Company’s Board decided to lower the rage of Mr. Anatloy Chorgin, CEO and Chairman of the Board (herein: Mr. Chorgin) and Mr. Alexander Urovsky, CTO and Board member (herein: Mr. Urovsky), by 50% each. In such regard, it is mentioned that as of September 2019, the Company has not been actively paying the wages of Mr. Chorgin and Mr. Urovsky, but rather has been accruing a liability toward them, as specified in Note 9 to the Annual Financial Statements included in the 2020 Periodic Statement, and in Chapter D of the 2020 Periodic Statement.

Furthermore, on July 11, 2021, the Company’s Board decided, following the approval of the Company’s Audit Committee, to take a non-interest bearing loan from Mr. Chorgin in the sum of USD 350,000 (herein: USD) for, inter alia, the payment of wages to Company employees, director and executive insurance policies, payment to lawyers in legal proceedings wherein the Company is a party, and additional essential payments. For additional details, see the Company’s Immediate Report dated July 11, 2021 (ref. no.: 2021-01-115425), the text of which is included herein by way of reference.

For specification on the motion for stay of proceedings for the purpose of organizing a debt settlement, pursuant to the 2021 Insolvency and Financial Rehabilitation Law (Amendment No. 4 – Temporary Provision – New Coronavirus), see Note 5 to the Financial Statements as of June 30, 2021.

1.2.	Extension of Sale Options

On February 22, 2021, the Company’s Board decided, following the same-day approval of the Audit Committee, to extend the effective period of the sale options for selling 117,327 shares of the Company, which have been allocated to the Company sharehodlers Mr. Chorgin and Mr. Urovsky by an additional five-year period, i.e., by March 1, 2026. For additional details, see the Company’s Immediate Statement dated February 22, 2021 (ref. No.: 2021-01-021120), the text of which is included herein by way of reference.

1.3.	Changes in Company’s Executive Staff

1.3.1.	With regard to the appointment of Mr. Amir Ariel as an external Company director, see the report of the General Meeting Invite dated January 3, 2021, and the Immediate Report regarding the general meeting results, and the Immediate Report on appointment of director(s), dated Feb. 10, 2021 (ref. no.: 2021-01-000711; 2021-01-016542; 2021-01-017023, respectively) (Herein: “Meeting Invite Report Dated January 3, 2021” and “Meeting Results Report Dated February 10, 2021”, respectively), which are included in this Report by way of reference.

1.3.2.	Regarding the appointment of Mr. Yossef Tana as a Company director, see the Immedaite Report dated Febrary 18, 2021 (ref. no.: 2021-01-020701), which is included in this Report by way of reference.

1.3.3.	Regarding the appointment of Mr. Anatoly Chorgin, Company’s CEO, to be the Company’s Chairman of the Board, see the General Meeting Invite Report Dated January 3, 2021, and the General Meeting Results Report Dated February 10, 2021, which are included in this Report by way of reference.

1.4.	Update on Legal Proceedings

For additional details on updting significant legal proceedings in which the Company or any subsidiary is party, see Note 4 to the Company’s Interim Condensed & Consolidated Financial Statements as of June 30, 2021, in Chapter B herein (“Financial Statements).

2.	The Board’s Explanations on the Status of Company’s Businesses, Operating Results, Capital, and Cash Flows

2.1.	Financial Status

The following are the main developments in items included in the Statement of Company’s Financial Position (USD thousand):

	As of June 30		As of December 31	Explanation for Changes Between Financial Position as of
	2020	2021	2020	June 30, 2021, Compared with December 31, 2020
Current Assets	12,752	12,684	12,976	The decrease mostly results from:

				A reduction of USD 417 thousand in the cash and cash-equivalent balance resulting from use in current operations in the sum of USD 335 thousand, use in investment operations in the sum of USD 77 thousand resulting from increase in the restricted deposit balance, and use for financing operations in the sum of USD 5 thousand. This decrease was partially offset by an increase in the sum of USD 102 thousand in accounts receivable, resulting primarily from advance payment for the insurance policies of Company directors and executives.

Non-Current Assets	1,391	646	842	The decrease mostly results from:

				Current depreciation and amortizations of the fixed property, intangible assets, and right-of-use asset of Company in the sum of USD 273 thousand. This drop was partially offset by an increase of USD 77 thousand in the restricted deposit balance.

Current Liabilities	21,171	27,284	22,942	The increase mostly results from:

				(a) Increase in the provision for lawsuits in the sum of USD 2,500 thousand. For additional specification, see Note 4 to the Financial Statements; (b) from an increase of USD 561 thousand in trade balance, expenses and other creditors, resulting from a delay in payment due to Company’s cash flow difficulties; (c) increase in the sum of USD 478 thousand in related parties balance due to payments in the sum of USD 326 thousand, made by Mr. Chorgin to cover various Company expenses and in light of the fact that wage was not paid to the significant shareholders as of September 2019 and by the date of this report. For additional details, see Note 3 to the Financial Statements; (d) from an increase of approx. USD 395 thousand in creditor balances due to wage and related, primarily due to the fact that no wage has been paid to the significant shareholders since September 2019 and by this reporting date, and due to the fact that due to the Company’s financial status, the Company’s employees received full pay for January-March 2021 only, and half of the April 2021 wage; and (e) from an increase in the sum of USD 370 thousand in client advances balance net of accrued costs due to projects, resulting primarily from proceeds received in one of the Company’s projects, after offsetting amounts recognized in the P&L during the period.

Non-Current Liabilities	170	125	128	No significant change

Capital Deficit	(7,198)	(14,079)	(9,252)	Increase mostly results from loss during the period

Total Liabilities and Capital Deficit	14,143	13,330	13,818	Change results from the explanations above

2.2.	Results of Business Operations

The following are the primary developments in items included in the P&L statements (USD thousand):

	As of June 30		As of December 31	Explanation for Changes Between Financial Position as of
	2020	2021	2020	June 30, 2021, Compared with December 31, 2020

Revenues from sales and services	898	281	1,726	The decrease in incomes mostly results from the impact of the Coronavirus pandemic, which led numerous governments and defense organizations to rethink their allocated budgets, and to the strict movement restrictions imposed by numerous countries. These impacted the Group’s ability to complete the System Acceptance phase in existing projects, and pose difficulties to recruit new clients.

Cost of sales and services	1,487	1,135	2,806	The decrease mostly results from:

(a) Reduction of USD 243 thousand in direct expenses due to a reduction in incomes; and

				(b) Reduction of USD 54 thousand in wage expenses due to cutbacks done by the Company as a result of the Coronavirus.

Gross loss	(589)	(854)	(1,080)	Change results from the explanations above

Sale and marketing expenses	589	392	1,021	The decrease mostly results from:

(a) Reduction of USD 67 thousand in marketing expenses; and

				(b) Reduction of USD 64 thousand in wage expenses due to cutbacks done by the Company as a result of the Coronavirus.

Administrative and general expenses	3,226	3,760	4,330	The increase mostly results from:

Increase in provision for legal suits in the sum of USD 2,500 thousand. For additional specification, see Note 4 to the Financial Statements.

				This increase was partially offset by recognizing a provision for doubtful debt on the full debt of a Group client in the sum of USD 1,950 thousand in the first six months of 2020, in light of several reasons, including, primarily, the Coronavirus that hit the Group and caused, inter alia, delays in the collecting of such debt.

Operating loss	(4,404)	(5,006)	(6,431)	Increase results from the explanations above

Financing incomes	-	(33)	-	No significant change

Financing expenses	67	33	278	No significant change

Comprehensive loss	(4,471)	(5,006)	(6,709)	Increase results from the explanations above

2.3.	Liquidity

The following is data on the Company’s liquidity (US thousand):

As of June 30		As of December 31	Explanation for Changes Between Financial Position as of
2020	2021	2020	June 30, 2021, Compared with December 31, 2020

Cash flow used in current operations	(844)	(335)	(607)	The cash used in current operations in the first six months of 2021 amounted to USD 335 thousand, primarily including comprehensive loss in the sum of USD 5,006 thousand, net of an increase in the sum of USD 3,061 thousand in trade balances, payable expenses, and other creditors. This sum includes recognition of provision for lawsuits in the sum of USD 2,500 thousand as described hereinabove, an increase of USD 478 thousand in the balance of related parties, adjustments to P&L items in the sum of USD 475 thousand, increase in the sum of USD 395 thousand in creditor balances due to wage and related, and increase in the sum of USD 370 thousand in the customer advances balance, net of accrued costs due to projects.

			The cash used in current operations in the first six months of 2020 amounted to USD 844 thousand, primarily including comprehensive loss in the sum of USD 4,471 thousand, net of a decrease in the sum of USD 1,950 thousand in customer balances due to recognition of provision for doubtful debt related to the full debt of a Group client in the sum of USD 1,950, as described hereinabove, adjustments to P&L items in the sum of USD 602 thousand, increase in the sum of USD 387 thousand in trade balances, payable expenses and other creditors, increase in the sum of USD 378 thousand in creditor balances due to wage and related, and an increase in the sum of USD 298 thousand in the balance of related parties

Cash flow resulting from (used in) investment operations	435	(77)	680	The cash used in investment operations in the first six months of 2021 amounted to USD 77 thousand, including an increase in the restricted deposit balance.

			The cash resulting from investment operations in the first six months of 2020 amounted to USD 435 thousand, including a decrease in the restricted deposit balance.

Cash flow used in financing operations	(6)	(5)	(88)	The cash used in financing operations in the first six months of 2021 amounted to USD 5 thousand, including the repayment of a lease liability.

			The cash used in financing operations in the first six months of 2020 amounted to USD 6 thousand, including the repayment of a lease liability.

2.4.	Financing Sources

As of June 30, 2021, the Company’s cash balance is USD 1,000.

The Company’s capital deficit as of June 30, 2021, is USD 14.1 million, compared to a USD 7.2 million capital deficit as of June 30, 2020 and a USD 9.3 million capital deficit as of December 31, 2020. The capital deficit as of June 30, 2020 constitutes approximately 106% of total assets, compared to 51% of total assets as of June 30, 2020 and 67% of total assets as of December 31, 2020.

3.	Corporate Governance Aspects

Internal Auditor – On Feb. 22, 2021, Israel Gvirtz, CPA was appointed to be the Company’s internal auditor. For additional details, see Section 7 of Part B of the 2020 Periodic Statement.

4.	Disclosure Provisions Related to Company’s Financial Reporting

1.1.	Note by Auditing CPA The Company’s auditing CPA included a note in his opinion on the Company’s ability to continue as a going concern, as specified in Note 1.b. to the Financial Statements.

1.2.	Post-Balance Sheet Events

For post-balance sheet events, see Note 5 to the Financial Statements.

Alexander Aurovsky	Anatoly Chorgin
CTO and Director*	CEO and Chairman of the Board

Statement Approval Date: August 31, 2021

*	The aforesaid director was duly empowered by the Company’s Board, in its session dated August 31, 2021, to sign the Financial Statements.

Chapter B: Interim Financial Statements as of June 30, 2021

ABILITY INC.

Interim Condensed & Consolidated Financial Statements

As of June 30, 2021

(Unaudited)

ABILITY INC.

ABILITY INC.

INTERIM CONDENSED & CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021

(Unaudited)

Table of Contents

Page

Condensed & Consolidated Statements of Financial Position	1-2

Condensed & Consolidated Statements of Comprehensive Loss	3

Condensed & Consolidated Statements of Changes in Capital Deficit	4

Condensed & Consolidated Statements of Cash Flows	5-6

Notes to the Interim Condensed & Consolidated Financial Statements	7-10

- - - - - - - - - - - -

ABILITY INC.

Condensed & Consolidated Statements of Financial Position

	As of June 30		As of December 31
	2021	2020	2020
	Unaudited		Audited
	USD thousand

Current Assets

Cash and cash-equivalent	1	18	418
Restricted deposit for sale options	12,520	12,494	12,497
Debtors and accounts receivable	163	240	61

Total current assets	12,684	12,752	12,976

Non-current assets

Restricted deposit	77	245	-
Fixed property, net	245	381	297
Intangible assets, net	185	527	356
Right of use assets	139	238	189

Total non-current assets	646	1,391	842

Total assets	13,330	14,143	13,818

The attached notes constitute an integral part of the Interim Condensed & Consolidated Financial Statements.

ABILITY INC.

Condensed & Consolidated Statements of Financial Position

	As of June 30		As of December 31
	2021	2020	2020
	Unaudited		Audited
	USD thousand

Current liabilities

Creditors due to wage and related	1,600	776	1,205
Trade, payable expenses, and other creditors	6,445	3,365	3,384
Related parties	1,111	495	633
Liability due to sale options	12,520	12,494	12,497
Payable expenses due to projects	2,303	2,275	2,286
Client advances, net of costs accrued due to projects	3,141	1,574	2,771
Lease liability	164	192	166

Total current liabilities	27,284	21,171	22,942

Non-current liabilities

Liabilities due to employee benefits, net	48	52	52
Lease liabilities	77	118	76

Total non-current liabilities	125	170	128

Total liabilities	27,409	21,341	23,070

Capital deficit

Share capital	8	8	8
Premium and capital funds	33,666	33,303	33,487
Accrued losses	(47,753)	(40,509)	(42,747)

Total capital deficit	(14,079)	(7,198)	(9,252)

Total liabilities and capital deficit	13,330	14,143	13,818

The attached notes constitute an integral part of the Interim Condensed & Consolidated Financial Statements.

August 31, 2021
Evyatar Cohen	Anatoly Chorgin	Date of Approving Financial
CFO	CEO and	Statements
Chairman of the Board

ABILITY INC.

Condensed & Consolidated Statements of Comprehensive Profit

	For the six-month period ended on June 30		As of December 31
	2021	2020	2020
	Unaudited		Audited
	USD thousand (Excluding data on net loss per share)

Revenues from sales	281	898	1,726

Cost of sales and services	1,135	1,487	2,806

Gross loss	(854)	(589)	(1,080)

Sale and marketing expenses	392	589	1,021
Administrative and general expenses	3,760	3,226	4,330

Operating loss	(5,006)	(4,404)	(6,431)

Financing revenues	(33)	-	-
Financing expenses	33	67	278

Net and comprehensive loss	(5,006)	(4,471)	(6,709)

Net loss per share (USD) – base and diluted	(0.70)	(0.63)	(0.94)

The attached notes constitute an integral part of the Interim Condensed & Consolidated Financial Statements.

ABILITY INC.

Condensed & Consolidated Statements of Changes in Capital Deficit

For the six-month period ended on June 30, 2021	Share Capital	Premium and Capital Funds	Accrued Loss Balance	Total Capital
	Unaudited
	USD thousand

Balance as of January 1, 2021	8	33,487	(42,747)	(9,252)
Share-based payment	-	179	-	179
Net and comprehensive loss	-	-	(5,006)	(5,006)

Balance as of June 30, 2021	8	33,666	(47,753)	(14,079)

For the six-month period ended on June 30, 2020	Share Capital	Premium and Capital Funds	Accrued Loss Balance	Total Capital
	Unaudited
	USD thousand

Balance as of January 1, 2020	8	33,136	(36,038)	(2,894)
Share-based payment	-	167	-	167
Net and comprehensive loss	-	-	(4,471)	(4,471)

Balance as of June 30, 2020	8	33,303	(40,509)	(7,198)

For the year ended on December 31, 2020	Share Capital	Premium and Capital Funds	Accrued Loss Balance	Total Capital
	Audited
	USD thousand

Balance as of January 1, 2020	8	33,136	(36,038)	(2,894)
Forfeiture of blocked shares granted to former employee	*	(17)	-	(17)
Share-based payment	-	368	-	368
Net and comprehensive loss	-	-	(6,709)	(6,709)

Balance as of December 31, 2020	8	33,487	(42,747)	(9,252)

*	Represents less than USD 0.5 thousand.

The attached notes constitute an integral part of the Interim Condensed & Consolidated Financial Statements.

ABILITY INC.

Condensed & Consolidated Statements of Cash Flows

	For the six-month period ended on June 30		As of December 31
	2021	2020	2020
	Unaudited		Audited
	USD thousand

Cash flows from current operations

Comprehensive loss	(5,006)	(4,471)	(6,709)

Adjustments required to present cash flows from current operations:

Adjustments to P&L items:
Depreciation	84	94	178
Amortizations	189	301	521
Loss from consummating fixed property	-	8	8
Financing expenses	23	32	82
Share-based payment	179	167	351
	475	602	1,140
Changes in assets & liabilities items:
Decrease in clients, net	-	1,950	1,950
Decrease (increase) in debtors and accounts receivable	(102)	(161)	18
Increase in creditors due to wage and related	395	378	807
Increase in trade, payable expenses, and other creditors	3,061	387	406
Increase in related parties	478	298	436
Increase (decrease) in payable expenses due to projects	17	(5)	6
Increase in client advances, net of costs accrued due to projects	370	222	1,419
Decrease in liabilities due to employee benefits, net	(4)	(11)	(11)
Interest paid	(19)	(33)	(69)
	4,196	3,025	4,962
Net cash used in current operations	(335)	(844)	(607)

The attached notes constitute an integral part of the Interim Condensed & Consolidated Financial Statements.

ABILITY INC.

Condensed & Consolidated Statements of Cash Flows

	For the six-month period ended on June 30		As of December 31
	2021	2020	2020
	Unaudited		Audited
	USD thousand

Cash flows from investment operations

Decrease (increase) in restricted deposit	(77)	435	680

Net cash resulting from (used in) investment operations	(77)	435	680

Cash flows from financing operations

Repayment of lease liability	(5)	(6)	(88)
Net cash used in financing operations	(5)	(6)	(88)

Decrease in cash and cash-equivalent	(417)	(415)	(15)

Cash and cash-equivalent balance for period start	418	433	433

Cash and cash-equivalent balance for period end	1	18	418

The attached notes constitute an integral part of the Interim Condensed & Consolidated Financial Statements.

ABILITY INC.

Notes to the Condensed & Consolidated Financial Statements as of June 30, 2021

Note 1: General:

a. General

Ability Inc. (herein: Company) incorporated in the Cayman Islands on September 1, 2015. Its original name was Cambridge Holdco Corp, established as a fully-held subsidiary of Cambridge Capital Acquisition Corporation (herein: Cambridge), a special purpose acquisition (SPAC) US company incorporated under Delaware, US laws on October 1, 2013, and which listed on the NASDAQ on December 23, 2013. On January 12, 2016, the Company was dual-listed also in the Tel Aviv Stock Exchange Ltd. under the ticker Abil. At the end of the trading day on December 27, 2019, the Company’s shares were delisted from the US NASDAQ.

The company operates through fully-held subsidiaries that supply defense systems and advanced solutions for intercepting data communications, geographical and cyber locations for various governmental, military, police, and intelligence organizations worldwide. The Company and its subsidiaries, Ability Computer & Software Industries Ltd. (herein: Infrastructures), Ability Security Systems Ltd. (herein: Security), and Telcostar Pte Ltd (herein: Telcostar), defined herein as “Group”.

b. Going Concern

As of June 30, 2021, the Company’s accrued loss balance amounted to USD 47,753 thousand, cash and cash-equivalent balance of USD 1,000, and comprehensive loss of USD 5,006 thousand, for the six-month period ending on such date.

In light of the continued low incomes and significant expenses on, inter alia, legal expenses and professional services, the Company is suffering prolonged losses, capital deficit, and negative cash flow from current operations. The Company is being investigated by the Israeli Ministry of Defense, which ordered the suspension of certain export licenses. Furthermore, strict movement restrictions imposed by numerous countries as a result of Covid-19 prevented the Company from completing the System Acceptance stage of various projects. The Company is doing its best to overcome such issue as soon as possible. These and other factors, along with other reasons described herein, raise significant doubts regarding the Company’s ability to continue functioning as a going concern.

No adjustments were included in the Interim Condensed & Consolidated Financial Statements for asset and liability values and classification, which may be required insofar as the Company is unable to continue operating as a going concern.

Management is executing significant marketing efforts to generate additional revenues, while acting toward minimizing Company expenditures, primarily with relation to legal expenses and professional services, to return to profitability. Additionally, the Company acts toward clearing the lawsuits pending against it. Furthermore, the Company investing significant efforts to collect cash from its customers and from its ongoing project, some of which were successful.

However, there is no assurance that the Company can return to profitability, obtain the financing required for its operations, and clear all the lawsuits pending against it. Insofar as the Company is unable to generate additional revenues to support its operations or raise additional capital, it is possible that it might be forced to continue downsizing or ceasing its operations.

ABILITY INC.

Notes to the Condensed & Consolidated Financial Statements as of June 30, 2021

Note 1: General (Cont.):

c. Significant Events

1. Coronavirus Pandemic and Company’s Newfound Cash Flow Difficulties

In Q1 2021, Covid-19 began to spread worldwide (herein: Coronavirus Pandemic, Pandemic, or Virus), which was announced by WHO as a global pandemic. The outbreak of the Pandemic and the uncertainty regarding its rate of spread, the period of time required by the return-to-normal process, and the various guidelines and actions to be taken by countries to deal with the Pandemic, have all led to a global economic crisis, including in Israel. Among others, as a result of the Pandemic spreading, in 2020 the Group was forced to reduce expenses and send a number of non-management employees to unpaid leave, some of whom returned to work after several months and some of whom were dismissed.

The overall health and economic implications of the Coronavirus Pandemic have not been made fully clear yet, and there is certain ambiguousness regarding continued business operations in the face of the Virus spreading. As the Group is committed to adjusting its operations to governmental resolutions and protective measures to be taken in the future, a slowdown is possibly expected in the Group’s operations, including a decrease in incomes. In 2019, the Group engaged in agreements to sell strategic interception solutions, subject to receiving approval from local authorities and complying with System Acceptance. The strict movement restrictions imposed by numerous countries impacted the Group’s ability to complete the System Acceptance phase. The Group is doing its best to overcome this issue as soon as possible.

According to a status evaluation conducted by the Group with relation to the Coronavirus’s implications on its business operations, as of this reporting date, the Group estimates that there could possibly be another drop in sales volume and/or the penetration and completion of additional projects, as numerous governments and defense organizations are rethinking the allocation of their budgets, in such form that could negatively and significantly impact the Group’s operations and financial status. Due to the Coronavirus crisis, in 2021, the Group ran into cash flow difficulties, and as part of its efforts to reduce its expenses, the Company’s management lowered the wages of Company employees and even dismissed some. Furthermore, the Company’s Board of Directors decided to lower the wage of Mr. Anatoly Chorgin, the Company’s CEO and Chairman of the Board, and Mr. Alexander Urovsky, the Company’s CTO and a director, by 50% each. In such regard, it is mentioned that as of September 2019, the Company has not been actively paying Mr. Chorgin and Mr. Urovsky their wages, but rather has been accruing a liability toward them. For additional specification, see Note 3.a.

2.  Motion for Debt Settlement

See Note 5.a. for details regarding this issue.

Note 2: Principles of Accounting Policy:

Format of the Interim Condensed Consolidated Financial Statements

These Financial Statements as of June 30, 2021, and for the six-month period ending on such date, were drawn in a condensed format (herein: Interim Condensed Consolidated Financial Statements). These statements must be reviewed jointly with the Company’s consolidated financial statements as of December 31, 2020, and for the year which ended on such date, and the notes thereto.

The Interim Condensed Consolidated Financial Statements are drawn according to generally accepted accounting rules for drafting financial statements for interim periods, as specified in the IAS 34, Financial Reporting for Interim Periods, and also according to the disclosure provisions pursuant to Chapter D of the 1970 Securities Regulations (Periodic and Immediate Statements). The Interim Condensed Consolidated Financial Statements were drafted according to the same accounting policy and calculation method implemented in the annual financial statements. The Interim Condensed Consolidated Financial Statements were approved for publication by the Company’s Board on August 31, 2021.

ABILITY INC.

Notes to the Condensed & Consolidated Financial Statements as of June 30, 2021

Note 3: Related Parties:

a.	The wages of the significant shareholders, Mr. Anatoly Chorgin, the CEO and Chairman of the Board, and Mr. Alexander Urovsky, CTO and Board member, have not been paid since September 2019 and by this reporting date, due to financial difficulties. On June 14, 2021, the Company’s Board decided, as part of the Company’s actions toward reducing its expenses, to approve the wage lowering of each of the two significant shareholders by 50%. It is worth mentioning that each of the two significant shareholders agreed to such reduction. The net amount payable to the significant shareholders and balance of wage-related expenses were recorded in the Condensed Consolidated Statement of Financial Status as of June 30, 2021, under “Related parties” and “Creditors due to wage and related”, respectively.

b.	In 2020, Mr. Chorgin paid, personally or through a company under his full control, the sum of USD 70 thousand + VAT for legal expenses related to the investigation of the Israeli Ministry of Defense, in addition to the sum of USD 90 thousand plus VAT, paid in advance in November 2019. Furthermore, in the course of such investigation, Mr. Urovsky paid, in 2020, the sum of USD 30 thousand + VAT. It is mentioned that the Company’s Board has not yet given final approval to indemnifying the significant shareholders for such expenses, however, for conservative reasons, such sums were recorded as the Group’s liabilities under “Related parties” in the Condensed Consolidated Statement of Financial Position as of June 30, 2021.

c.	In the first six months which ended on June 30, 2021, Mr. Chorgin paid, personally or through a company under his full control, the sum of USD 66 thousand for legal expenses related to the patent breach proceeding. This sum was approved as a loan without a repayment date, interest, and linkage, in the Board session on June 14, 2021, and was therefore recorded as the Group’s liability under “Related parties” in the Condensed Consolidated Statement of Financial Position as of June 30, 2021.

d.	In the first six months which ended on June 30, 2021, Mr. Chorgin paid, personally or through a company under his full control, the sum of USD 30 thousand for legal expenses related to the patent breach proceeding. This sum was approved as a loan without a repayment date, interest, and linkage, in the Board session on June 14, 2021, and was therefore recorded as the Group’s liability under “Related parties” in the Condensed Consolidated Statement of Financial Position as of June 30, 2021.

e.	On June 21, 2021, Mr. Chorgin paid, personally or through a company under his full control, the sum of USD 230 thousand for the Company’s director and executive insurance premium. This sum was approved as a loan without a repayment date, interest, and linkage, in the Board session on July 11, 2021, and was therefore recorded as the Group’s liability under “Related parties” in the Condensed Consolidated Statement of Financial Position as of June 30, 2021.

f.	On February 18, 2021, each of the two significant shareholders signed a letter of waiver for voting rights related to 350,000 blocked shares, without waiving the equity rights linked to such shares.

g.	On February 22, 2021, an update was signed in relation with the sale options of the significant shareholders, which postponed the option vesting date, making it exercisable for an addition 5 years, i.e., by March 1, 2026.

ABILITY INC.

Notes to the Condensed & Consolidated Financial Statements as of June 30, 2021

Note 4: Update on Legal Proceedings:

Following the aforesaid in Notes 11.a.2 and 11.a.3 of the Company’s Consolidated Financial Statements as of December 31, 2020, with relation to lawsuits on breaches of securities-related laws and false representations and omissions in Florida, US, on June 23, 2021, the Company’s representative filed a motion in such lawsuits to terminate the Company’s representation due to an outstanding financial debt. On July 8, 2021, the Court approved the motion and gave the Company a 20-day extension to engage with an alternative lawyer. Thereafter the Company failed to engage with an alternative lawyer, on July 29, 2021, the plaintiffs filed a motion for a judgement without representation. Per the Company’s estimate, the court will accept the motion; for such reason, the Company recorded the USD 2.7 million provision in the books for the two aforementioned lawsuits.

Note 5: Post-Reporting Date Events:

a.	On July 14, 2021, the Company filed a motion with the Tel Aviv Yafo District for stay of proceedings to organize a debt settlement according to the 2021 Insolvency and Financial Rehabilitation Law (Amendment No. 4 – Temporary Provision – New Coronavirus), wherein the following reliefs, among others, were requested: issuing a stay of proceedings order for a three-month period, in which no legal proceeding can be continued or taken against the Company, and no past debts will be repaid; appointment of a settlement administrator; issuing an order which prevents Company creditors from taking any action or self-relief; approval of the operation outline formed by the Company; cancellation of existing contracts, which may save the Company expenses; and allow sources for repayment of the Company’s debts as part of the debt settlement (herein: Motion).

Furthermore, in such motion, the Company requested to use the deposit monies deposited in the trust account in the Company’s name, in favor of sale options (herein: Deposit). For additional details on the deposit, see Note 4 to the Company’s Consolidated Financial Statements as of December 31, 2020. On July 21, 2021, a hearing on the motion was held before the Tel Aviv Yafo District Court. Following the hearing, the Company considered filing a suitable motion for releasing seized assets, with the competent magistrate court for such motion, for the purpose of executing its desire to use the depost monies to organize a debt settlement.

b.	On July 29, 2021, an injunction was issued by a New York Court at the request of the US Securities Authority, against the Company, Infrastructures, Mr. Chorgin, and Mr. Urovsky. The injunction freezes the deposit monies and orders to refrain from any disposition with the deposit monies. As of the date of approving the Financial Statements, the Company has been studying the implications of such injunction, considering the proceeding before the Tel Aviv District Court, and additional proceedings ongoing in Israel, including the issue of the proper forum for hearing the issues that arise from such legal proceedings.

Chapter C

EXECUTIVE DECLARATIONS PURSUANT TO REGULATION 38c(d) OF THE 1970 SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE STATEMENTS)

Executive Declaration

CEO Declaration

I, Anatoly Chorgin, hereby declare that:

1)	I reviewed the semi-annual statement of Ability Inc. (herein: Corporation) for the first half of 2021 (herein: Statements);

2)	To the best of my knowledge, the Statements do not include any false representation of a significant fact, and lack no representation of any significant fact essential for the representations in which they are included, in light of the circumstances in which such representations are included, to not be false in reference to the Statements priod;

3)	To the best of my knowledge, the financial statements and other financial information included in the Statements adequately reflect, in all significant respects, the financial position, operating results, and cash flows of the Corporation for the dates and periods referred to in the Statements;

4)	I’ve made disclosures to the Corporation’s auditing CPA, the Board, the Financial Statement Review Committee, and the Corporation’s Audit Committee, regarding any fraud, whether significant or non-significant, in which the CEO is involved or anyone directly under the CEO or insofar as other employees with a significant role in financial reporting, disclosure, and control thereof, are involved.

The aforesaid hereinabove does not derogate from my responsibility or from the responsibility of any other person, under any law.

August 31, 2021

Anatoly Chorgin CEO and Chairman of the Board

C-1

Executive Declaration

Declaration of the Highest Ranking Finance Executive

I, Evyatar Cohen, hereby declare that:

1)	I reviewed the semi-annual statement of Ability Inc. (herein: Corporation) for the first half of 2021 (herein: Statements);

2)	To the best of my knowledge, the Statements do not include any false representation of a significant fact, and lack no representation of any significant fact essential for the representations in which they are included, in light of the circumstances in which such representations are included, to not be false in reference to the Statements priod;

3)	To the best of my knowledge, the financial statements and other financial information included in the Statements adequately reflect, in all significant respects, the financial position, operating results, and cash flows of the Corporation for the dates and periods referred to in the Statements;

4)	I’ve made disclosures to the Corporation’s auditing CPA, the Board, the Financial Statement Review Committee, and the Corporation’s Audit Committee, regarding any fraud, whether significant or non-significant, in which the CEO is involved or anyone directly under the CEO or insofar as other employees with a significant role in financial reporting, disclosure, and control thereof, are involved.

The aforesaid hereinabove does not derogate from my responsibility or from the responsibility of any other person, under any law.

August 31, 2021

Evyatar Cohen CFO

C-2